Industry Canada | Industrie Canada

Certificate of Amalgamation

Canada Business Corporations Act

Certificat de fusion

Loi canadienne sur les sociétés par actions

The Descartes Systems Group Inc.

Name of corporation-Dénomination de la société

437746-0

Corporation number-Numéro de la société

I hereby certify that the above-named corporation resulted from an amalgamation, under section 185 of the *Canada Business Corporations Act*, of the corporations set out in the attached articles of amalgamation.

Je certifie que la société susmentionnée est issue d'une fusion, en vertu de l'article 185 de la *Loi canadienne sur les sociétés par actions*, des sociétés dont les dénominations apparaissent dans les statuts de fusion ci-joints.

Richard G. Shaw
Director - Directeur

July 31, 2006 / le 31 juillet 2006

Date of Amalgamation - Date de fusion

Canada

Industry Canada / Industrie Canada

Canada Business Corporations Act / Loi canadienne sur les sociétés par actions

FORM 9
ARTICLES OF AMALGAMATION
(SECTION 185)

FORMULAIRE 9
STATUTS DE FUSION
(ARTICLE 185)

1 — Name of the Amalgamated Corporation / Dénomination sociale de la société issue de la fusion

The Descartes Systems Group Inc.

2 — The province or territory in Canada where the registered office is to be situated / La province ou le territoire au Canada où se situera le siège social

Ontario

3 — The classes and any maximum number of shares that the corporation is authorized to issue / Catégories et tout nombre maximal d'actions que la société est autorisée à émettre

The Corporation is authorized to issue an unlimited number of shares of one class designated as common shares.

4 — Restrictions, if any, on share transfers / Restrictions sur le transfert des actions, s'il y a lieu

None.

5 — Number (or minimum and maximum number) of directors / Nombre (ou nombre minimal et maximal) d'administrateurs

Minimum - 3; maximum - 15.

6 — Restrictions, if any, on business the corporation may carry on / Limites imposées à l'activité commerciale de la société, s'il y a lieu

None.

7 — Other provisions, if any / Autres dispositions, s'il y a lieu

Authorization to Appoint Additional Directors

The directors may, within the maximum number permitted by the articles, appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of the shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

8 — The amalgamation has been approved pursuant to that section or subsection of the Act which is indicated as follows: / La fusion a été approuvée en accord avec l'article ou le paragraphe de la Loi indiqué ci-après

- [ ] 183
- [x] 184(1)
- [ ] 184(2)

9 — Name of the amalgamating corporations / Dénomination sociale des sociétés fusionnantes	Corporation No. / N° de la société	Signature	Date	Title / Titre	Tel. No. / N° de tél.
The Descartes Systems Group Inc.	437494-1	J. Scott Pagan	July 26, 2006	Gen. Counsel/ Secretary	519-746-8110
ViaSafe Inc.	388095-8	J. Scott Pagan	July 26, 2006	Director	519-746-8110

FOR DEPARTMENTAL USE ONLY - À L'USAGE DU MINISTÈRE SEULEMENT

4377460

IC 3190 (2003/06)

Canada

M 28 JUL '06 9:10